21004778

SI

Washington, D.C. 20549

Mail Processing Section

JUL 15 2021

Washington DC 413

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SEC FILE NUMBER
8-66772

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEANUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

989 SIXTH AVENUE, FL 19
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nitin Gambhir 212-509-5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEROME DAVIES, CPA, PC
(Name – *If individual, state last, first, middle name*)

3605 SANDY PLAINS RD	MARIETTA	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NITIN GAMBHIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEANUS SECURITIES, LLC, as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GUILLERMO E RIVERA
Notary Public – State of New York
NO 01RI6297731
Qualified in Bronx County
My Commission Expires Feb 24 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEANUS SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

MARCH 31, 2021

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Oceanus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oceanus Securities, LLC (the Company) as of March 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
July 13, 2021

OCEANUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

ASSETS	
Cash	$ 2,295,795
Accounts receivable	496,415
Other assets	40
Software marketing rights	20,000
Total assets	$ 2,812,250
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 24,162
Due to related party	1,999,186
Total liabilities	2,023,348
Members' equity	788,902
Total liabilities and members' equity	$ 2,812,250

OCEANUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2021

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oceanus Securities LLC (the "Company") was organized on October 15, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company, the members' liability is limited to their investment.

The Company licenses software that provides efficient execution of securities transactions to its customers. Customers are typically broker-dealers and investment managers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable; however, actual results could differ from those estimates.

Recognition of Revenues

The Company recognizes revenue from contracts with customers in accordance with FASB Accounting Standards Codification 606 (ASC 606) –Revenue from Contracts with Customers.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) and entity satisfies the identified performance obligation(s).

The Company receives commissions for providing execution management and order management for securities transactions. The Company believes that the performance obligation is satisfied on the service usage date (i.e. trade date) because that is the date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At March 31, 2021 management estimates no allowance for credit losses.

New Accounting Pronouncements
ASU No. 2016-13, *Financial Instruments – Credit Losses*, applies to any entity with short-term financial instruments. The guidance in Topic 326-20 replaces the current incurred loss model with an expected loss model, requiring consideration of a broader range of information to estimate expected credit losses over the lifetime of the asset.

The Company adopted ASU 2016-13 effective April 1, 2020 using the modified retrospective approach with no material impact to its financial statements.

NOTE 3 - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"). Rule 15c3-1 requires maintenance of minimum net capital and requires that the ratio of aggregate indebted ness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At March 31, 2021, the Company had net capital of $481,319, which was $346,429 in excess of its required net capital of $134,890. The ratio of aggregate indebtedness to net capital at March 31, 2021 was 4.20 to 1.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and as such, is required to file its own partnership tax return. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual members.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018.

NOTE 5 - RELATED PARTY TRANSACTIONS

100% of the Company's revenue (excluding interest income) is derived from the distribution of software developed by one of its members, Tethys Technology, Inc. (Tethys), pursuant to an agreement. As a result, during the year ended March 31, 2021 the Company incurred $4,142,000 in licensing expenses to Tethys. As of March 31, 2021, the Company owed Tethys $1,999,186 for licensing fees in connection with the agreement.

The Company shares office space, personnel and other office expenses with Tethys. Tethys pays these expenses and allocates a portion of these expenses on a monthly basis to the Company. During the year ended March 31, 2021 these expenses amounted to $14,400. On the Statement of Income these expenses are classified as allocated overhead.

The Company's operating results and financial position would differ if the aforementioned entities were autonomous.

NOTE 6 - CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in checking and money market deposit bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of March 31, 2021, the Company had deposits at a single financial institution that exceeded the FDIC Insurance limit.

The Company's three largest customers comprise 54% of total revenue.

Approximately 59% of accounts receivable is from three customers.

NOTE 7 - UNCERTAINTY

ASC Topic 275, *Risks and Uncertainties,* requires entities to disclose information about risks and uncertainties that could significantly affect the amounts reported in the financial statements or the functioning of the entity in the near term. The full impact of the worldwide coronavirus pandemic ("COVID-19") on global financial markets is not known. The Company is closely monitoring the impacts of COVID-19 on its operations, liquidity, and capital resources and is actively working to minimize the current and future impacts of this unprecedented situation. As of the date of issuance of these financial statements, COVID-19 has not materially impacted the Company's operating results and financial position and its ability to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued and has noted that no significant events have occurred since the date of the financial statements.